SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________

SCHEDULE 13D/A

(Amendment No. 12)

Under the Securities Exchange Act of 1934

Global Sources Ltd.

(Name of Issuer)

Common shares, par value $0.01 per share

(Title of Class of Securities)

G 39300 101

(CUSIP Number)

Merle A. Hinrichs

c/o Global Sources Ltd.

Canon’s Court

22 Victoria Street

Hamilton, HM 12

Bermuda

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 39300 101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Merle A. Hinrichs
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Saint Kitts and Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	14,125,397
	8.	SHARED VOTING POWER	1,600,507
	9.	SOLE DISPOSITIVE POWER	14,125,397
	10.	SHARED DISPOSITIVE POWER	1,600,507
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,725,904
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.87% (based on 24,243,059 Common Shares outstanding as of May 23, 2017)
14.	TYPE OF REPORTING PERSON IN, HC

CUSIP No. G 39300 101

1.	NAMES OF REPORTING PERSONS Hinrich Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-
	8.	SHARED VOTING POWER	1,312,253
	9.	SOLE DISPOSITIVE POWER	-
	10.	SHARED DISPOSITIVE POWER	1,312,253
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,312,253
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.41% (based on 24,243,059 Common Shares outstanding as of May 23, 2017)
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G 39300 101

1.	NAMES OF REPORTING PERSONS Hinrich Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-
	8.	SHARED VOTING POWER	1,312,253
	9.	SOLE DISPOSITIVE POWER	-
	10.	SHARED DISPOSITIVE POWER	1,312,253
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,312,253
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.41% (based on 24,243,059 Common Shares outstanding as of May 23, 2017)
14.	TYPE OF REPORTING PERSON CO

ITEM 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Common Shares, $0.01 par value (the “Common Shares”), of Global Sources Ltd. (the “Issuer”), a Bermuda corporation whose principal executive offices are located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

This Amendment No. 12 amends the Schedule 13D filed on December 8, 2003 (as amended by Amendment No. 1 filed on November 18, 2008, Amendment No. 2 filed on January 13, 2009, Amendment No. 3 filed on January 22, 2009, Amendment No. 4 filed on August 16, 2010, Amendment No. 5 filed on October 15, 2010, Amendment No. 6 filed on December 23, 2011, Amendment No. 7 filed on November 22, 2013, Amendment No. 8 filed on June 20, 2014, Amendment No. 9 filed on August 7, 2015, Amendment No. 10 filed on December 10, 2015, and Amendment No. 11 filed on April 28, 2016 (“Amendment No. 11”), the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended.

ITEM 2.	Identity and Background

The business address of Hinrich Foundation and Hinrich Investments Limited (“Hinrich Investments”) in Item 2(b) of Amendment No. 11 is hereby amended and restated in its entirety as follows:

(b)	II.	The business address of Hinrich Foundation is Gaspé House, 66 - 72 Esplanade, St Helier, Jersey, JE2 3QT, Channel Islands.

III.	The business address of Hinrich Investments is Gaspé House, 66 - 72 Esplanade, St Helier, Jersey, JE2 3QT, Channel Islands.

ITEM 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Amalgamation Agreement

On May 23, 2017, the Issuer, Expo Holdings I Ltd (“Parent”) and Expo Holdings II Ltd. (“Amalgamation Sub”) entered into an agreement and plan of amalgamation (the “Amalgamation Agreement”), pursuant to which, subject to the terms and conditions set forth therein, Amalgamation Sub and the Issuer will be amalgamated (the “Amalgamation”) and the amalgamated company will continue as a Bermuda exempted company limited by shares, which will become a wholly-owned subsidiary of Parent as a result of the Amalgamation.

Pursuant to the Amalgamation Agreement, each Common Share shall be cancelled in exchange for the right to receive an amount equal to US$18.00 (the “Per Share Amalgamation Consideration”), payable to the shareholders entitled thereto in cash, without interest.

The consummation of the Amalgamation is subject to the satisfaction or waiver of a number of conditions set forth in the Amalgamation Agreement, including affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of the votes entitled to be cast by the holders of all the then issued and outstanding Common Shares, voting together as a single class. In addition, the Amalgamation is subject to other customary closing conditions, including, among others, receipt of required antitrust approval in the PRC. The obligation of each party to consummate the Amalgamation is also conditioned upon the other party’s representations and warranties being true and correct, subject to certain specified materiality qualifiers, and the other party having performed in all material respects its obligations under the Amalgamation Agreement, in each case as set forth in the Amalgamation Agreement.

If the transactions contemplated by the Amalgamation Agreement are consummated, the Common Shares will be delisted from the NASDAQ Global Select Market and deregistered under the Exchange Act.

The description of the Amalgamation Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Amalgamation Agreement, which is attached as Exhibit 2 to the Issuer’s Report on Form 6-K filed with the SEC on May 23, 2017.

Voting and Support Agreements

Mr. Merle Allan Hinrichs (“Mr. Hinrichs”), together with his wife Mrs. Miriam Hinrich, and Hinrich Investments, have each entered into a voting and support agreement (collectively, the “Support Agreements”) with Parent and Amalgamation Sub, pursuant to which each of Mr. Hinrichs, Mrs. Miriam Hinrich and Hinrich Investments has agreed to (i) vote all their Common Shares in favor of, among others, (a) the approval and the Issuer’s adoption of the Bye-Laws Amendments (as defined in the Amalgamation Agreement), and (b) the adoption of the Amalgamation Agreement and the approval of the Amalgamation and the other transactions contemplated by the Amalgamation Agreement, and (ii) restrict the transfer of their Common Shares, in each case in accordance with the terms of the Support Agreements.

The Support Agreements will terminate upon the earliest to occur of the following: (i) the effective time of the Amalgamation; (ii) termination of the Amalgamation Agreement in accordance with its terms; (iii) any change to the terms of the Amalgamation without the prior written consent of the Mr. Hinrichs, Mrs. Miriam Hinrich, or Hinrich Investments, as applicable, that (a) reduces the Per Share Amalgamation Consideration or any consideration otherwise payable with respect to the company securities beneficially owned by such shareholder (subject to adjustments), (b) changes the form of consideration payable in the Amalgamation or any consideration otherwise payable with respect to the company securities beneficially owned by such shareholder, or (c) otherwise materially amends the Amalgamation Agreement in a manner adverse to such shareholder relative to the other shareholders of the Issuer; or (iv) the mutual written consent of Parent, the Issuer and Mr. Hinrichs, Mrs. Miriam Hinrich, or Hinrich Investments, as applicable.

The description of the Support Agreements contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, which are attached hereto as Exhibits 7 to 9 and are incorporated herein by reference.

ITEM 5.	Interest in Securities of Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                      Mr. Hinrichs is (based on 24,243,059 Common Shares outstanding as of May 23, 2017):

(i)	the beneficial owner of 14,125,397 Common Shares, representing 58.27% of the outstanding Common Shares, and

(ii)	may be deemed to be the beneficial owner of 1,600,507 Common Shares, representing 6.60% of the outstanding Common Shares (together, 15,725,904 Common Shares, representing 64.87% of the outstanding Common Shares).

Upon completion of the transactions (including the Amalgamation) described in Item 4 above, Mr. Hinrichs, Hinrich Foundation and Hinrich Investments will no longer hold beneficial ownership in the Issuer.

(b)                    Mr. Hinrichs:

(i)	has the sole power to vote and dispose 14,125,397 Common Shares beneficially owned by him,

(ii)	may be deemed to have shared power with his wife, Mrs. Miriam Hinrich, to vote or direct to vote and dispose 288,254 Common Shares held by her, and

(iii)	may be deemed to have shared power with Hinrich Foundation and Hinrich Investments to vote or direct to vote and dispose 1,312,253 Common Shares held by them. Mr. Hinrichs may be deemed to be the beneficial owner of these 1,312,253 Common Shares because Hinrich Investments, the record owner of these shares, is owned by a nominee company in trust for the Hinrich Foundation, of which Mr. Hinrichs serves as the chairman of the council of members (the decision-making body), and was its founder and the initial settlor. Mr. Hinrichs disclaims beneficial ownership in the shares of the Issuer’s Common Shares held by Hinrich Foundation and Hinrich Investments other than through his capacity as the chairman of the council of members of the Hinrich Foundation.

Hinrich Foundation and Hinrich Investments have the shared power to vote and dispose 1,312,253 Common Shares beneficially owned by them.

(c)	None of Mr. Hinrichs, Hinrich Foundation or Hinrich Investments has effected any transactions in the Common Shares during the 60 days preceding the filing of this Amendment No. 12 to the Schedule 13D.

(d)                    N/A.

(e)                    N/A.

ITEM 7.	Material to Be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following:

Exhibit 6.         Amalgamation Agreement, dated as of May 23, 2017, among the Issuer, Parent and Amalgamation Sub, filed with the Issuer’s Form 6-K filed with the SEC on May 23, 2017.

Exhibit 7.         Voting and Support Agreement, dated May 23, 2017, among Parent, Amalgamation Sub and Merle Allan Hinrichs.

Exhibit 8.        Voting and Support Agreement, dated May 23, 2017, among Parent, Amalgamation Sub and Hinrich Investments Limited.

Exhibit 9.        Voting and Support Agreement, dated May 23, 2017, among Parent, Amalgamation Sub and Miriam Hinrich.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2017

MERLE A. HINRICHS

/s/ Merle A. Hinrichs
Merle A. Hinrichs

HINRICH FOUNDATION

By:	/s/ Merle A. Hinrichs
Name:	Merle A. Hinrichs
Title:	Director

HINRICH INVESTMENTS LIMITED

By:	/s/ Merle A. Hinrichs
Name:	Merle A. Hinrichs
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)